UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of November 2014.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)
RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014 (Unaudited)
(FROM APRIL 1, 2014 TO SEPTEMBER 30, 2014)
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2014
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014 (Unaudited)

(FROM APRIL 1, 2014 TO SEPTEMBER 30, 2014)

CONSOLIDATED

Released on November 17, 2014

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014 (Unaudited)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	(except per share amounts)
	For the six months ended September 30
	2013	2014
Net sales	¥429,634	¥489,511
Operating income	39,337	52,676
Income before income taxes	38,441	52,291
Net income attributable to Nidec Corporation	¥27,103	¥37,209
Per share data:
Net income attributable to Nidec Corporation
Earnings per share – basic	¥100.99	¥134.91
Earnings per share – diluted	¥94.27	¥126.53

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Yen in millions
	For the six months ended September 30
	2013	2014

Consolidated net income	¥28,315	¥38,869
Other comprehensive income (loss), net of tax	19,181	32,743
Total comprehensive income (loss)	47,496	71,612
Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,923)	(2,109)
Comprehensive income (loss) attributable to Nidec Corporation	¥45,573	¥69,503

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	2014
	March 31	September 30
Current assets	¥615,968	¥683,813
Investments	18,455	20,549
Property, plant, equipment and others	531,495	544,575
Total assets	1,165,918	1,248,937

Current liabilities	282,415	407,048
Long-term liabilities	342,598	237,560
Total liabilities	625,013	644,608
Total Nidec Corporation shareholders’ equity	518,101	579,782
Noncontrolling interests	22,804	24,547
Total liabilities and equity	¥1,165,918	¥1,248,937

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	For the six months ended September 30
	2013	2014
Net cash provided by operating activities	¥45,526	¥41,552
Net cash used in investing activities	(17,140)	(23,131)
Net cash used in financing activities	(12,295)	(3,487)
Effect of exchange rate changes on cash and cash equivalents	7,378	14,604
Net increase in cash and cash equivalents	23,469	29,538
Cash and cash equivalents at beginning of period	193,420	247,740
Cash and cash equivalents at end of period	¥216,889	¥277,278

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot make any assurances that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of various factors, including, but not limited to, (i) general economic conditions, particularly levels of consumer spending, in the computer, information technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, (ii) the effectiveness of our measures designed to reduce costs and improve profitability, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar, the Euro and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (v) the Nidec Group’s ability to successfully integrate its recently acquired companies with complementary technologies and product lines, and (vi) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations.

As used in this document, references to “we,” ”our,” “us” and "Nidec Group" are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, “Euro” or “€” means the lawful currency of those member states of the European Union which are participating in the European Economic and Monetary Union pursuant to the Treaty of the European Union, “Thai baht” means the lawful currency of the Kingdom of Thailand, and “Japanese yen,” “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Six Months Ended September 30, 2014 Compared to Six Months Ended September 30, 2013 (Unaudited)

Net Sales

	(Yen in millions) For the six months ended September 30
	2013	2014	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥92,427	¥93,433	¥1,006	1.1
Other small precision motors	88,028	96,875	8,847	10.1
Sub-total	180,455	190,308	9,853	5.5
Automotive, appliance, commercial and industrial products	164,048	218,378	54,330	33.1
Machinery	43,717	45,022	1,305	3.0
Electronic and optical components	37,429	32,499	(4,930)	(13.2)
Others	3,985	3,304	(681)	(17.1)
Consolidated total	¥429,634	¥489,511	¥59,877	13.9

Our net sales increased ¥59,877 million, or 13.9%, from ¥429,634 million for the six months ended September 30, 2013 to ¥489,511 million for the six months ended September 30, 2014. This increase was mainly due to the depreciation of the Japanese yen against the U.S. dollar and the Euro and the net sales at newly consolidated subsidiaries, which consist of:

•

Nidec Sankyo CMI Corporation and its subsidiaries (“Nidec Sankyo CMI”), a Japanese manufacturer of small motors, electric contact products and other products, which we acquired in January 2014, and

•

Nidec Elesys Corporation and its subsidiaries (“Nidec Elesys”), a Japanese manufacturer of electronic control units for automobiles, which we acquired in March 2014.

Excluding the impact of Nidec Sankyo CMI and Nidec Elesys (the “Newly Consolidated Subsidiaries”), our net sales increased ¥31,051 million, or 7.2%, from ¥429,634 million for the six months ended September 30, 2013 to ¥460,685 million for the six months ended September 30, 2014.

The average exchange rate between the Japanese yen and the U.S. dollar for the six months ended September 30, 2014 was ¥103.04 to the dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of ¥4.19, or approximately 4%, compared to the six months ended September 30, 2013. The average exchange rate between the Japanese yen and the Euro for the six months ended September 30, 2014 was ¥138.92 to the Euro, which reflected a depreciation of the Japanese yen against the Euro of ¥8.92, or approximately 7%, compared to the six months ended September 30, 2013. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥16,800 million and a positive effect on our operating income of approximately ¥2,600 million for the six months ended September 30, 2014 compared to the six months ended September 30, 2013.

(Small precision motors)

Net sales of small precision motors increased ¥9,853 million, or 5.5%, from ¥180,455 million for the six months ended September 30, 2013 to ¥190,308 million for the six months ended September 30, 2014. The depreciation of the Japanese yen against the U.S. dollar had a positive effect on our net sales of small precision motors of approximately ¥8,000 million for the six months ended September 30, 2014 compared to the six months ended September 30, 2013. Net sales of each product group included in “small precision motors” are as discussed below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors increased ¥1,006 million, or 1.1%, from ¥92,427 million for the six months ended September 30, 2013 to ¥93,433 million for the six months ended September 30, 2014. The increase in net sales of hard disk drives spindle motors was attributable to the positive effects of the depreciation of the Japanese yen against the U.S. dollar. The number of units sold of small precision motors for hard disk drives for the six months ended September 30, 2014 decreased approximately 2% compared to the six months ended September 30, 2013. We do not expect a recovery in the number of units sold at least during the remainder of the year ending March 31, 2015, as we anticipate demand for personal computers and other devices containing our products will remain stagnant mainly due to weak spending and shifts in device preferences.

Net sales of hard disk drives spindle motors accounted for 21.5% of total net sales for the six months ended September 30, 2013 and 19.1% of total net sales for the six months ended September 30, 2014.

Other small precision motors

Net sales of other small precision motors increased ¥8,847 million, or 10.1%, from ¥88,028 million for the six months ended September 30, 2013 to ¥96,875 million for the six months ended September 30, 2014. Sales of brushless DC fans at Nidec Corporation and its direct-line subsidiaries and other small precision brushless DC motors at the Nidec Sankyo group for the six months ended September 30, 2014 increased compared to the six months ended September 30, 2013.

Net sales of other small precision motors accounted for 20.5% of total net sales for the six months ended September 30, 2013 and 19.8% of total net sales for the six months ended September 30, 2014.

(Automotive, appliance, commercial and industrial products)

Net sales of our automotive, appliance, commercial and industrial products increased ¥54,330 million, or 33.1%, from ¥164,048 million for the six months ended September 30, 2013 to ¥218,378 million for the six months ended September 30, 2014.

Net sales of appliance, commercial and industrial products for the six months ended September 30, 2014 increased 14.0% compared to the six months ended September 30, 2013. This increase was primarily due to higher sales of motors for air conditioning equipment, increases in orders for new products and orders from new customers, and the positive effect of the foreign currency exchange rate fluctuations.

Net sales of automotive products for the six months ended September 30, 2014 increased 72.0% compared to the six months ended September 30, 2013 primarily due to ¥28,826 million of the addition of sales at the Newly Consolidated Subsidiaries, commencement of mass-production of new product models, and the depreciation of the Japanese yen against the U.S. dollar and the Euro.

Net sales of automotive, appliance, commercial and industrial products accounted for 38.2% of our total net sales for the six months ended September 30, 2013 and 44.6% of total net sales for the six months ended September 30, 2014.

(Machinery)

Net sales of our machinery increased ¥1,305 million, or 3.0%, from ¥43,717 million for the six months ended September 30, 2013 to ¥45,022 million for the six months ended September 30, 2014. The increase in net sales for the six months ended September 30, 2014 was mainly due to increases in sales of power transmission drives at the Nidec-Shimpo group and mounting machine units at the Nidec Copal group.

Net sales of machinery accounted for 10.2% of our total net sales for the six months ended September 30, 2013 and 9.2% of total net sales for the six months ended September 30, 2014.

(Electronic and optical components)

Net sales of our electronic and optical components decreased ¥4,930 million, or 13.2%, from ¥37,429 million for the six months ended September 30, 2013 to ¥32,499 million for the six months ended September 30, 2014. This decrease was primarily attributable to a decrease in sales of components for compact digital cameras.

Net sales of electronic and optical components accounted for 8.7% of our total net sales for the six months ended September 30, 2013 and 6.6% of total net sales for the six months ended September 30, 2014.

(Others)

Net sales of our other products decreased ¥681 million, or 17.1%, from ¥3,985 million for the six months ended September 30, 2013 to ¥3,304 million for the six months ended September 30, 2014.

Net sales of other products accounted for 0.9% of total net sales for the six months ended September 30, 2013 and 0.7% of total net sales for the six months ended September 30, 2014.

Cost of Products Sold

Our cost of products sold increased ¥39,478 million, or 11.9%, from ¥333,015 million for the six months ended September 30, 2013 to ¥372,493 million for the six months ended September 30, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, our cost of products sold increased ¥16,836 million, or 5.1%, from ¥333,015 million for the six months ended September 30, 2013 to ¥349,851 million for the six months ended September 30, 2014. This increase was mainly due to the impact of the depreciation of the Japanese yen against other currencies and the overall increase in sales.

As a percentage of net sales, our cost of products sold decreased from 77.5% for the six months ended September 30, 2013 to 76.1% for the six months ended September 30, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, cost of products sold decreased from 77.5% for the six months ended September 30, 2013 to 75.9% for the six months ended September 30, 2014. This decrease was mainly due to the impact of increases in the volume of units sold that had higher margins and improved fixed costs per unit resulting from higher demand for some of our products.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥3,886 million, or 10.2%, from ¥38,279 million for the six months ended September 30, 2013 to ¥42,165 million for the six months ended September 30, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, our selling, general and administrative expenses increased ¥2,481 million, or 6.5%, from ¥38,279 million for the six months ended September 30, 2013 to ¥40,760 million for the six months ended September 30, 2014. This increase was mainly due to higher personnel expenses.

As a percentage of net sales, our selling, general and administrative expenses decreased from 8.9% for the six months ended September 30, 2013 to 8.6% for the six months ended September 30, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, our selling, general and administrative expenses decreased from 8.9% for the six months ended September 30, 2013 to 8.8% for the six months ended September 30, 2014.

Research and Development Expenses

Our research and development expenses increased ¥3,174 million, or 16.7%, from ¥19,003 million for the six months ended September 30, 2013 to ¥22,177 million for the six months ended September 30, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, our research and development expenses increased ¥1,158 million, or 6.1%, from ¥19,003 million for the six months ended September 30, 2013 to ¥20,161 million for the six months ended September 30, 2014. This increase was mainly due to our increased spending in research and development activities relating to products in the automotive, appliance, commercial and industrial products category and the electronic and optical components category.

As a percentage of net sales, our research and development expenses increased from 4.4% for the six months ended September 30, 2013 to 4.5% for the six months ended September 30, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, our research and development expenses for the six months ended September 30, 2013 and 2014 were 4.4%, respectively.

Operating Income

As a result of the foregoing, our operating income increased ¥13,339 million, or 33.9%, from ¥39,337 million for the six months ended September 30, 2013 to ¥52,676 million for the six months ended September 30, 2014.

As a percentage of net sales, our operating income increased from 9.2% for the six months ended September 30, 2013 to 10.8% for the six months ended September 30, 2014.

Other Income (Expense)

Our other expenses decreased ¥511 million from ¥896 million for the six months ended September 30, 2013 to ¥385 million for the six months ended September 30, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, our other expenses decreased ¥472 million from ¥896 million for the six months ended September 30, 2013 to ¥424 million for the six months ended September 30, 2014. This improvement was mainly due to the positive change in net foreign exchange gain.

We recorded net foreign exchange gain of ¥ 435 million for the six months ended September 30, 2014, compared to net foreign exchange loss of ¥722 million for the six months ended September 30, 2013. Excluding the impact of the Newly Consolidated Subsidiaries, we recorded net foreign exchange gain of ¥315 million for the six months ended September 30, 2014, compared to net foreign exchange loss of ¥722 million for the six months ended September 30, 2013. This improvement was mainly due to the depreciation in the value of the Japanese yen against those of other currencies such as the Thai baht.

The following table sets forth the exchange rates between the Japanese yen and the U.S. dollar, between the Japanese yen and the Euro and between the Japanese yen and the Thai baht as of the dates indicated:

Currency	March 31, 2013	September 30, 2013	Fluctuation from March 31, 2013 to September 30, 2013	March 31, 2014	September 30, 2014	Fluctuation from March 31, 2014 to September 30, 2014
U.S. Dollar ($1.00)	¥94.05	¥97.75	¥3.70	¥102.92	¥109.45	¥6.53
Euro (€1.00)	¥120.73	¥131.87	¥11.14	¥141.65	¥138.87	¥(2.78)
Thai Baht (฿1.00)	¥3.20	¥3.11	¥(0.09)	¥3.17	¥3.38	¥0.21

Income before Income Taxes

As a result of the foregoing, our income before income taxes increased ¥13,850 million, or 36.0%, from ¥38,441 million for the six months ended September 30, 2013 to ¥52,291 million for the six months ended September 30, 2014.

As a percentage of net sales, our income before income taxes increased from 8.9% for the six months ended September 30, 2013 to 10.7% for the six months ended September 30, 2014.

Income Taxes

Our income taxes increased ¥3,329 million, or 32.9%, from ¥10,110 million for the six months ended September 30, 2013 to ¥13,439 million for the six months ended September 30, 2014. This increase was primarily due to the increases in income before income taxes.

The effective income tax rate decreased approximately 0.6 percentage points from 26.3% for the six months ended September 30, 2013 to 25.7% for the six months ended September 30, 2014. This was mainly due to a decrease in tax on undistributed earnings and a decrease in liabilities for unrecognized tax benefits.

For more information, see Note 10 to our unaudited consolidated interim financial statements included elsewhere in this report.

Equity in Net Income of Affiliated Companies

We recorded ¥17 million of equity in net income of affiliated companies for the six months ended September 30, 2014, compared to ¥16 million of equity in net loss of affiliated companies for the six months ended September 30, 2013.

Consolidated Net Income

As a result of the foregoing, our consolidated net income increased ¥10,554 million, or 37.3%, from ¥28,315 million for the six months ended September 30, 2013 to ¥38,869 million for the six months ended September 30, 2014.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests increased ¥448 million, or 37.0%, from ¥1,212 million for the six months ended September 30, 2013 to ¥1,660 million for the six months ended September 30, 2014. This increase mainly reflected the effect of the Nidec Copal group companies becoming our wholly owned subsidiaries in October 2013, while we recorded smaller net loss attributable noncontrolling interests in the Nidec Copal group companies for the six months ended September 30, 2014, compared to the same period of the previous fiscal year.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, net income attributable to Nidec Corporation increased ¥10,106 million, or 37.3%, from ¥27,103 million for the six months ended September 30, 2013 to ¥37,209 million for the six months ended September 30, 2014.

As a percentage of net sales, net income attributable to Nidec Corporation increased from 6.3% for the six months ended September 30, 2013 to 7.6% for the six months ended September 30, 2014.

Segment Information

Based on the applicable criteria set forth in ASC 280, "Segment Reporting", we have 14 reportable operating segments on which we report in our consolidated financial statements. For the information required by ASC 280, see Note 14 to our unaudited consolidated interim financial statements included elsewhere in this report.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, DC motors, fans, and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its automotive products business.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produce and sell hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, automotive products and electronic parts. This segment also includes Nidec Sankyo CMI, which was newly consolidated for the three months ended March 31, 2014.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive products.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec US Holdings Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products. One of the subsidiaries previously reported as part of this segment has been transferred to the Nidec Motors & Actuators segment for the six months ended September 30, 2014. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators (Germany) GmbH in Germany, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell automotive products. One of the subsidiaries previously reported as part of the Nidec Motor segment has been transferred into this segment for the six months ended September 30, 2014. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

We evaluate performance based on segmental operating income or loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management. The principal differences that affect segmental operating income or loss include accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segment for the six months ended September 30, 2013 and 2014. The second table shows operating income or loss by reportable operating segment, which includes inter-segment sales and operating revenues and expenses, for the six months ended September 30, 2013 and 2014:

	Yen in millions
	For the six months ended September 30
	2013	2014
Nidec Corporation
Net sales to external customers	¥13,524	¥14,083
Net sales to other operating segments	66,157	71,139
Sub total	79,681	85,222
Nidec Electronics (Thailand)
Net sales to external customers	35,149	32,896
Net sales to other operating segments	20,909	23,524
Sub total	56,058	56,420
Nidec (Zhejiang)
Net sales to external customers	10,727	6,721
Net sales to other operating segments	2,128	3,483
Sub total	12,855	10,204
Nidec (Dalian)
Net sales to external customers	1,001	599
Net sales to other operating segments	5,189	3,465
Sub total	6,190	4,064
Nidec Singapore
Net sales to external customers	27,532	29,994
Net sales to other operating segments	400	350
Sub total	27,932	30,344
Nidec (H.K.)
Net sales to external customers	33,203	39,552
Net sales to other operating segments	660	669
Sub total	33,863	40,221
Nidec Philippines
Net sales to external customers	9,281	10,136
Net sales to other operating segments	14,597	14,423
Sub total	23,878	24,559
Nidec Sankyo
Net sales to external customers	46,720	60,556
Net sales to other operating segments	123	166
Sub total	46,843	60,722
Nidec Copal
Net sales to external customers	24,852	20,050
Net sales to other operating segments	1,147	1,141
Sub total	25,999	21,191
Nidec Tosok
Net sales to external customers	15,728	21,365
Net sales to other operating segments	92	64
Sub total	15,820	21,429
Nidec Copal Electronics
Net sales to external customers	15,600	16,683
Net sales to other operating segments	4	6
Sub total	15,604	16,689
Nidec Techno Motor
Net sales to external customers	23,695	28,930
Net sales to other operating segments	1,927	2,278
Sub total	25,622	31,208
Nidec Motor
Net sales to external customers	84,660	94,268
Net sales to other operating segments	28	72
Sub total	84,688	94,340
Nidec Motors & Actuators
Net sales to external customers	32,608	37,742
Net sales to other operating segments	10,604	10,342
Sub total	43,212	48,084
All Others
Net sales to external customers	54,730	76,760
Net sales to other operating segments	35,091	42,428
Sub total	89,821	119,188
Total
Net sales to external customers	429,010	490,335
Net sales to other operating segments	159,056	173,550
Adjustments (*)	624	(824)
Intersegment elimination	(159,056)	(173,550)
Consolidated total (net sales)	¥429,634	¥489,511

(*) See Note 14 to our unaudited consolidated interim financial statements included elsewhere in this report.

	Yen in millions
	For the six months ended September 30
	2013	2014
Operating income or loss:
Nidec Corporation	¥112	¥1,717
Nidec Electronics (Thailand)	6,481	6,941
Nidec (Zhejiang)	451	170
Nidec (Dalian)	156	(19)
Nidec Singapore	333	502
Nidec (H.K.)	188	254
Nidec Philippines	3,623	2,540
Nidec Sankyo	4,310	5,273
Nidec Copal	(561)	(33)
Nidec Tosok	859	1,964
Nidec Copal Electronics	2,591	3,211
Nidec Techno Motor	2,728	4,020
Nidec Motor	4,189	6,134
Nidec Motors & Actuators	3,273	3,475
All Others	9,168	13,765
Total	37,901	49,914
Adjustments (*)	1,436	2,762
Consolidated total	¥39,337	¥52,676

(*) See Note 14 to our unaudited consolidated interim financial statements included elsewhere in this report.

Net sales of Nidec Corporation increased ¥5,541 million, or 7.0%, from ¥79,681 million for the six months ended September 30, 2013 to ¥85,222 million for the six months ended September 30, 2014. This increase was primarily due to an increase in sales of fans and electric power steering in addition to the positive effect of the depreciation of the Japanese yen against the U.S. dollar and the Euro. Net sales to external customers of Nidec Corporation increased ¥559 million, or 4.1%, from ¥13,524 million for the six months ended September 30, 2013 to ¥14,083 million for the six months ended September 30, 2014. Net sales to other operating segments of Nidec Corporation increased ¥4,982 million, or 7.5%, from ¥66,157 million for the six months ended September 30, 2013 to ¥71,139 million for the six months ended September 30, 2014. Operating income of Nidec Corporation increased ¥1,605 million from ¥112 million for the six months ended September 30, 2013 to ¥1,717 million for the six months ended September 30, 2014. This increase was primarily due to the increase in sales.

Net sales of Nidec Electronics (Thailand) increased ¥362 million, or 0.6%, from ¥56,058 million for the six months ended September 30, 2013 to ¥56,420 million for the six months ended September 30, 2014. This increase was primarily due to the positive effect of the depreciation of the U.S. dollar against the Thai baht. Net sales of Nidec Electronics (Thailand) to external customers, however, decreased primarily due to the transfer of some of our sales outlets from Thailand to China and the reduction of manufacturing operations implemented by major customers. Operating income of Nidec Electronics (Thailand) increased ¥460 million, or 7.1%, from ¥6,481 million for the six months ended September 30, 2013 to ¥6,941 million for the six months ended September 30, 2014. This increase was primarily due to the increase in sales.

Net sales of Nidec (Zhejiang) decreased ¥2,651 million, or 20.6%, from ¥12,855 million for the six months ended September 30, 2013 to ¥10,204 million for the six months ended September 30, 2014. This decrease was primarily due to a decrease in demand for hard disk drives spindle motors from major customers. Operating income of Nidec (Zhejiang) decreased ¥281 million, or 62.3%, from ¥451 million for the six months ended September 30, 2013 to ¥170 million for the six months ended September 30, 2014. This decrease was primarily due to an increase in labor costs and a higher ratio of fixed costs to net sales resulting from the decrease in sales.

Net sales of Nidec (Dalian) decreased ¥2,126 million, or 34.3%, from ¥6,190 million for the six months ended September 30, 2013 to ¥4,064 million for the six months ended September 30, 2014. This decrease was primarily due to the negative impact of the transfer of a portion of the DC motor and DC fan manufacturing operations to the All Others segment. Nidec (Dalian) had operating loss of ¥19 million for the six months ended September 30, 2014, compared to operating income of ¥156 million for the six months ended September 30, 2013. This mainly reflected a decrease in sales, despite increased sales of products with higher margins resulting from changes in the product mix.

Net sales of Nidec Singapore increased ¥2,412 million, or 8.6%, from ¥27,932 million for the six months ended September 30, 2013 to ¥30,344 million for the six months ended September 30, 2014. This increase was primarily due to higher demand for hard disk drives spindle motors from major customers and the positive effect of the depreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec Singapore increased ¥169 million, or 50.8%, from ¥333 million for the six months ended September 30, 2013 to ¥502 million for the six months ended September 30, 2014. This increase was primarily due to a decrease in depreciation, in addition to the increase in sales.

Net sales of Nidec (H.K.) increased ¥6,358 million, or 18.8%, from ¥33,863 million for the six months ended September 30, 2013 to ¥40,221 million for the six months ended September 30, 2014. This increase was primarily due to higher demand for hard disk drives spindle motors, fans, and DC motors from major customers. Operating income of Nidec (H.K.) increased ¥66 million, from ¥188 million for the six months ended September 30, 2013 to ¥254 million for the six months ended September 30, 2014. This increase was primarily due to the increase in sales.

Net sales of Nidec Philippines increased ¥681 million, or 2.9%, from ¥23,878 million for the six months ended September 30, 2013 to ¥24,559 million for the six months ended September 30, 2014. This increase was primarily due to the depreciation of the Japanese yen against the U.S. dollar, despite lower unit prices of hard disk drives spindle motors. Operating income of Nidec Philippines decreased ¥1,083 million, or 29.9%, from ¥3,623 million for the six months ended September 30, 2013 to ¥2,540 million for the six months ended September 30, 2014. This decrease was primarily due to higher unit costs resulting from changes in the product mix and higher depreciation, in addition to the decrease in unit prices.

Net sales of Nidec Sankyo increased ¥13,879 million, or 29.6%, from ¥46,843 million for the six months ended September 30, 2013 to ¥60,722 million for the six months ended September 30, 2014. This increase was primarily due to the contribution of the newly consolidated subsidiaries, including Nidec Sankyo CMI, and an increase in sales of brushless DC motors. Operating income of Nidec Sankyo increased ¥963 million, or 22.3%, from ¥4,310 million for the six months ended September 30, 2013 to ¥5,273 million for the six months ended September 30, 2014. This increase was primarily due to the increase in sales.

Net sales of Nidec Copal decreased ¥4,808 million, or 18.5%, from ¥25,999 million for the six months ended September 30, 2013 to ¥21,191 million for the six months ended September 30, 2014. This decrease was primarily due to a decrease in sales of components for compact digital cameras, despite an increase in sales of mounting machine units. Operating loss of Nidec Copal decreased ¥528 million, or 94.1%, from ¥561 million for the six months ended September 30, 2013 to ¥33 million for the six months ended September 30, 2014. The smaller loss was primarily due to our efforts to improve manufacturing efficiency and the positive effect of changes in the product mix.

Net sales of Nidec Tosok increased ¥5,609 million, or 35.5%, from ¥15,820 million for the six months ended September 30, 2013 to ¥21,429 million for the six months ended September 30, 2014. This increase was primarily due to the commencement of mass-production of new product models of automotive products for new customers. Operating income of Nidec Tosok increased ¥1,105 million from ¥859 million for the six months ended September 30, 2013 to ¥1,964 million for the six months ended September 30, 2014. This increase was primarily due to the increase in sales.

Net sales of Nidec Copal Electronics increased ¥1,085 million, or 7.0%, from ¥15,604 million for the six months ended September 30, 2013 to ¥16,689 million for the six months ended September 30, 2014. This increase was primarily due to increases in sales of such products as components for household equipment and semiconductor manufacturing equipment. Operating income of Nidec Copal Electronics increased ¥620 million, or 23.9%, from ¥2,591 million for the six months ended September 30, 2013 to ¥3,211 million for the six months ended September 30, 2014. This increase was primarily due to our cost reduction measures, in addition to the increase in sales.

Net sales of Nidec Techno Motor increased ¥5,586 million, or 21.8%, from ¥25,622 million for the six months ended September 30, 2013 to ¥31,208 million for the six months ended September 30, 2014. This increase was primarily due to an increase in sales of motors for air conditioning equipment in Asia. Operating income of Nidec Techno Motor increased ¥1,292 million, or 47.4%, from ¥2,728 million for the six months ended September 30, 2013 to ¥4,020 million for the six months ended September 30, 2014. This increase was primarily due to the increase in sales.

Net sales of Nidec Motor increased ¥9,652 million or 11.4%, from ¥84,688 million for the six months ended September 30, 2013 to ¥94,340 million for the six months ended September 30, 2014. This increase was primarily due to increases in orders for new products and orders from new customers and the depreciation of the Japanese yen against the U.S. dollar and the Euro. Operating income of Nidec Motor increased ¥1,945 million, or 46.4%, from ¥4,189 million for the six months ended September 30, 2013 to ¥6,134 million for the six months ended September 30, 2014. This increase was primarily due to the increase in sales.

Net sales of Nidec Motors & Actuators increased ¥4,872 million or 11.3%, from ¥43,212 million for the six months ended September 30, 2013 to ¥48,084 million for the six months ended September 30, 2014. This increase was primarily due to increases in orders for new products and orders from new customers and the depreciation of the Japanese yen against the Euro and the U.S. dollar. Operating income of Nidec Motors & Actuators increased ¥202 million, or 6.2%, from ¥3,273 million for the six months ended September 30, 2013 to ¥3,475 million for the six months ended September 30, 2014. This increase was primarily due to the increase in sales, despite the negative effect of changes in unit prices.

With respect to the All Others segment, net sales increased ¥29,367 million, or 32.7%, from ¥89,821 million for the six months ended September 30, 2013 to ¥119,188 million for the six months ended September 30, 2014. This increase was primarily due to the contribution of the newly consolidated subsidiaries, including Nidec Elesys Corporation, and the transfer of a portion of the DC motor and DC fan manufacturing operations from the Nidec (Dalian) segment. Operating income increased ¥4,597 million, or 50.1%, from ¥9,168 million for the six months ended September 30, 2013 to ¥13,765 million for the six months ended September 30, 2014. This increase was primarily due to the increase in sales.

Liquidity and Capital Resources

Our primary sources of liquidity include our net cash flows from operating activities and long-term debt. A critical part of our liquidity management to improve our cash flows is our focus on efficient use of working capital, which is defined as current assets less current liabilities. Between March 31, 2014 and September 30, 2014, our working capital decreased from ¥333,553 million to ¥276,765 million, as discussed in more detail below. In an effort to efficiently use our working capital, we continue to make effective use of our cash management systems, where cash is managed and shared among our subsidiaries in Japan and among our subsidiaries in China, respectively.

We held cash and cash equivalents of ¥277,278 million as of September 30, 2014, compared to ¥247,740 million as of March 31, 2014. As of September 30, 2014, approximately 90% of our cash and cash equivalents were held by our consolidated subsidiaries outside of Japan.

Cross-border cash transfers between group companies are subject to restrictions in certain circumstances. Where local restrictions prevent efficient intercompany transfers of funds, particularly to Nidec Corporation from its subsidiaries outside of Japan, Nidec Corporation seeks to meet its liquidity needs through ongoing cash flows, external borrowings, or both, as further discussed below. We do not expect such restrictions on transfers of funds held outside of Japan to have a material effect on our overall liquidity, financial condition or results of operations.

Our principal capital needs include (1) purchases of property, plant and equipment and other assets, (2) research and development activities, (3) purchases of raw materials, (4) employees’ salaries, wages and other payroll costs, (5) mergers and acquisitions, (6) investments in subsidiaries, (7) repayment of short-term borrowings and long-term debt, and (8) repurchase of shares of our common stock.

In the six months ended September 30, 2014, we made no acquisitions. We, however, intend to continue to seek opportunities for acquiring other companies and making additional investments in our subsidiaries.

As of September 30, 2014, we had ¥179,432 million of trade notes and accounts payable, ¥46,916 million of short-term borrowings, and ¥311,437 million of long-term debt, including the current portion of long-term debt.

Our short-term borrowings, consisting of bank loans, was ¥46,916 million as of September 30, 2014, an increase of ¥24,316 million from ¥22,600 million as of March 31, 2014. This increase was mainly due to an increase in Japanese yen-denominated borrowings to meet some of our Japanese yen funding needs, and new borrowings to repay a portion of U.S. dollar-denominated long-term debt previously obtained under a special government program.  We had no commercial paper outstanding as of September 30, 2014.

Our current portion of long-term debt was ¥117,782 million as of September 30, 2014, an increase of ¥88,537 million from ¥29,245 million as of March 31, 2014. This increase was mainly due to the reclassification of approximately ¥96,000 million aggregate outstanding principal amount of zero coupon euro yen convertible bonds due 2015 from long-term debt to current portion of long-term debt, offset in part by repayment of the current portion of Euro-denominated and U.S. dollar-denominated bank loans. The current portion of long-term debt as of September 30, 2014 consisted of the approximately ¥96,000 million aggregate outstanding principal amount of convertible bonds and the current portion of the U.S. dollar-denominated bank loans we obtained in December 2012 under a special government program, as further described below.

Our long-term debt was ¥193,655 million as of September 30, 2014, a decrease of ¥105,756 million from ¥299,411 million as of March 31, 2014. This decrease was mainly due to the reclassification of the approximately ¥96,000 million aggregate outstanding principal amount of convertible bonds and portions of the Euro-denominated and U.S. dollar-denominated bank loans, as further described below, from long-term debt to current portion of long-term debt. As a result, our long-term debt as of September 30, 2014 consisted of ¥50,000 million aggregate principal amount of domestic bonds issued in December 2013, as described below, the remaining portions of the U.S. dollar-denominated bank loans, and ¥100,000 million aggregate principal amount of domestic bonds issued in November 2012, as described below, and the borrowings from banks on a yen basis.

In December 2012, in an effort to reduce financing costs and foreign exchange risks, we borrowed $500 million from major Japanese private commercial banks based on U.S. dollar-denominated credit lines to fund our acquisition transactions under a special program of the Japan Bank for International Cooperation (“JBIC”), which had been implemented previously in response to the appreciation of the Japanese yen against other currencies. In July 2014, we paid off the Euro-denominated bank loan we obtained under this program in July 2012. As of September 30, 2014, we had $250 million of loans outstanding under the program, of which $83 million were recorded in long-term debt and $167 million were recorded in current portion of long-term debt.

In November 2012, we issued ¥65,000 million aggregate principal amount of domestic corporate bonds due 2017, ¥15,000 million aggregate principal amount of domestic corporate bonds due 2019, and ¥20,000 million aggregate principal amount of domestic corporate bonds due 2022. The net proceeds from the issuance of the bonds were primarily used to repay commercial paper and other short-term borrowings. In addition, in December 2013, we issued ¥50,000 million aggregate principal amount of domestic corporate bonds due 2016. The net proceeds from the issuance of the bonds were primarily used to repay short-term borrowings. These bonds were issued pursuant to a shelf registration statement we previously filed with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan in March 2012.

In March 2014, we filed a new shelf registration statement with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan to facilitate the issuance from time to time of up to ¥200,000 million aggregate principal amount of bonds in Japan between April 5, 2014 and April 4, 2016. The shelf registration is intended to continue to enhance our flexibility and agility in obtaining funding from the capital markets as an alternative source of funding in addition to financing through financial institutions and other sources and, to further diversify our funding sources and improve our financial stability. To date, we have not issued any bonds under this shelf registration statement. We plan to use the net proceeds from any future issuances of such bonds for equipment and machinery, investments, repayment and redemption of short-term borrowings, bonds and other long-term debt, and general corporate purposes, including working capital and other operating expenses.

A substantial portion of our unsecured funding is raised by the parent company (Nidec Corporation), and is then lent to its subsidiaries to meet their respective capital requirements. Through this funding approach, we seek to lower our financing costs, maintain sufficient lines of credit, and ensure agile funding for our group companies.

We expect to seek additional financing in connection with, among other things, our future mergers and acquisitions, research and development activities, and facility investments. We may also consider and obtain additional financing in order to enhance our financial agility in mergers and acquisitions, research and development activities, and facility investments in the future.

We currently have a share repurchase plan pursuant to which we are authorized to repurchase the lesser amount of an aggregate of 4,000,000 shares of our common stock and an aggregate of ¥24,000 million of our common stock between January 27, 2014 and January 26, 2015. We did not repurchase any shares under the plan between April 1, 2014 and September 30, 2014.

We believe that these funding sources, together with our cash flows from operations and undrawn credit lines, will sufficiently meet our capital requirements for the next twelve months.

Assets, liabilities and shareholders’ equity

Our total assets increased ¥83,019 million, or 7.1%, from ¥1,165,918 million as of March 31, 2014 to ¥1,248,937 million as of September 30, 2014. The increase in total assets was partially due to an increase in cash and cash equivalents of ¥29,538 million. The increase in total assets was also attributable to an increase in inventories of ¥21,979 million and an increase in trade accounts receivable of ¥15,099 million, reflecting stronger customer demand for our products and the depreciation of the Japanese yen against other currencies.

Our total liabilities increased ¥19,595 million, or 3.1%, from ¥625,013 million as of March 31, 2014 to ¥644,608 million as of September 30, 2014. The increase in total liabilities was mainly due to an increase in short-term borrowings of ¥24,316 million primarily because we obtained Japanese yen and U.S. dollar funds in the six months ended September 30, 2014. This increase in liabilities was partially offset by a decrease in long-term debt, including current portion of long-term debt, of ¥17,219 million as a result of the partial repayments on the Euro-denominated and U.S. dollar-denominated bank loans under the JBIC program.

Our working capital, defined as current assets less current liabilities, decreased ¥56,788 million from ¥333,553 million as of March 31, 2014 to ¥276,765 million as of September 30,2014. This decrease was mainly due to an increase in current portion of long-term debt as described above.

Our total Nidec Corporation shareholders’ equity increased ¥61,681 million, or 11.9%, from ¥518,101 million as of March 31, 2014 to ¥579,782 million as of September 30, 2014. This increase was primarily due to an increase in positive foreign currency translation adjustments of ¥31,014 million, which reflected the depreciation of the Japanese yen against other currencies, and an increase in retained earnings of ¥29,624 million. The ratio of Nidec Corporation shareholders’ equity to total assets was 46.4% as of September 30, 2014, compared to 44.4% as of March 31, 2014.

Cash Flows

Cash Flows from Operating Activities

Net cash provided by operating activities decreased ¥3,974 million from ¥45,526 million for the six months ended September 30, 2013 to ¥41,552 million for the six months ended September 30, 2014. The decrease in net cash provided by operating activities was primarily due to larger net negative adjustments of ¥22,570 million for changes in operating assets and liabilities, partially offset by the increase in consolidated net income of ¥10,554 million.

For the six months ended September 30, 2014, we had ¥41,552 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥38,869 million. However, net cash provided by operating activities was impacted by net negative adjustments of ¥23,507 million for changes in operating assets and liabilities, which consisted of an increase in operating assets of ¥30,307 million and an increase in operating liabilities of ¥6,800 million. Operating assets and operating liabilities increased primarily due to stronger customer demand for our products as of September 30, 2014 compared to March 31, 2014.

For the six months ended September 30, 2013, we had ¥45,526 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥28,315 million. However, net cash provided by operating activities were negatively impacted by changes in operating assets and liabilities of ¥937 million, which consisted of an increase in operating assets of ¥11,901 million and an increase in operating liabilities of ¥10,964 million. Operating assets and operating liabilities increased primarily due to an increase in sales reflecting stronger customer demand as of September 30, 2013 compared to March 31, 2013.

Cash Flows from Investing Activities

Net cash used in investing activities increased ¥5,991 million from ¥17,140 million for the six months ended September 30, 2013 to ¥23,131 million for the six months ended September 30, 2014. The increase in net cash used in investing activities was primarily due to an increase in additions to property, plant and equipment of ¥3,916 million and a decrease in insurance proceeds related to property, plant and equipment damaged in flood of ¥2,584 million.

For the six months ended September 30, 2014, we had ¥23,131 million of net cash outflows in investing activities mainly due to additions to property, plant and equipment of ¥24,522 million.

For the six months ended September 30, 2013, we had ¥17,140 million of net cash outflows to investing activities mainly due to additions to property, plant and equipment of ¥20,606 million.

Cash Flows from Financing Activities

Net cash used in financing activities decreased ¥8,808 million from ¥12,295 million for the six months ended September 30, 2013 to ¥3,487 million for the six months ended September 30, 2014. The decrease in net cash used in financing activities was primarily due to an increase in short-term borrowings of ¥6,052 million.

For the six months ended September 30, 2014, we had ¥3,487 million of net cash outflows from financing activities due to repayments of long-term debt of ¥18,510 million and dividends paid to shareholders of Nidec Corporation of ¥7,585 million, partially offset by an increase in short-term borrowings of ¥23,126 million.

For the six months ended September 30, 2013, we had ¥12,295 million of net cash outflows to financing activities mainly due to repayments of long-term debt of ¥16,361 million, dividends paid to shareholders of Nidec Corporation of ¥5,387 million, and redemption of corporate bonds of ¥4,250 million as a result of the partial early redemption of our convertible bonds, partially offset by an increase in short-term borrowings of ¥17,074 million.

Cash and Cash Equivalents

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents increased ¥29,538 million from ¥247,740 million as of March 31, 2014 to ¥277,278 million as of September 30, 2014. We hold our cash and cash equivalents primarily in U.S. dollars, Thai baht, Chinese yuan, Japanese yen, and Euros.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

(Unaudited)

	Yen in millions
	March 31, 2014	September 30, 2014
Current assets:
Cash and cash equivalents	¥247,740	¥277,278
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥1,126 million on March 31, 2014 and ¥882 million on September 30, 2014
Notes	12,188	16,830
Accounts	184,096	199,195
Inventories:
Finished goods	51,293	62,422
Raw materials	39,993	44,694
Work in progress	28,926	34,596
Supplies and other	3,669	4,148
Other current assets	48,063	44,650
Total current assets	615,968	683,813

Marketable securities and other securities investments	16,437	18,532
Investments in and advances to affiliated companies	2,018	2,017
	18,455	20,549
Property, plant and equipment:
Land	47,137	47,790
Buildings	177,617	182,242
Machinery and equipment	363,806	386,046
Construction in progress	18,372	21,580
	606,932	637,658
Less - Accumulated depreciation	(308,051)	(330,003)
	298,881	307,655
Goodwill	154,927	157,676
Other non-current assets, net of allowance for doubtful accounts of ¥467 million on March 31, 2014 and ¥467 million on September 30, 2014	77,687	79,244
Total assets	¥1,165,918	¥1,248,937

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND EQUITY

(Unaudited)

	Yen in millions
	March 31, 2014	September 30, 2014
Current liabilities:
Short-term borrowings	¥22,600	¥46,916
Current portion of long-term debt	29,245	117,782
Trade notes and accounts payable	166,383	179,432
Accrued expenses	31,045	32,234
Other current liabilities	33,142	30,684
Total current liabilities	282,415	407,048

Long-term liabilities:
Long-term debt	299,411	193,655
Accrued pension and severance costs	17,943	16,937
Other long-term liabilities	25,244	26,968
Total long-term liabilities	342,598	237,560

Contingencies (Note 11)
Equity:
Common stock authorized: 960,000,000 shares issued: 290,150,160 shares on March 31, 2014 and 290,150,160 shares on September 30, 2014	66,551	66,551
Additional paid-in capital	65,197	64,990
Retained earnings	367,617	397,241
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	54,539	85,553
Net unrealized gains and losses on securities	4,185	5,532
Net gains and losses on derivative instruments	(24)	(215)
Pension liability adjustments	(324)	(200)

Treasury stock, at cost: 14,343,952 shares on March 31, 2014 and 14,348,764 shares on September 30, 2014	(39,640)	(39,670)
Total Nidec Corporation shareholders’ equity	518,101	579,782
Noncontrolling interests	22,804	24,547
Total equity	540,905	604,329
Total liabilities and equity	¥1,165,918	¥1,248,937

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions
	For the six months ended September 30
	2013	2014

Net sales	¥429,634	¥489,511
Operating expenses:
Cost of products sold	333,015	372,493
Selling, general and administrative expenses	38,279	42,165
Research and development expenses	19,003	22,177
	390,297	436,835
Operating income	39,337	52,676
Other income (expense):
Interest and dividend income	1,141	1,120
Interest expense	(801)	(741)
Foreign exchange (loss) gain, net	(722)	435
Gain from marketable securities, net	238	6
Other, net	(752)	(1,205)
	(896)	(385)
Income before income taxes	38,441	52,291
Income taxes	(10,110)	(13,439)
Equity in net (loss) income of affiliated companies	(16)	17
Consolidated net income	28,315	38,869
Less: Net income attributable to noncontrolling interests	(1,212)	(1,660)
Net income attributable to Nidec Corporation	¥27,103	¥37,209

	Yen
Per share data:
Net income attributable to Nidec Corporation
Basic	¥100.99	¥134.91
Diluted	94.27	126.53
Cash dividends paid	¥20.00	¥27.50

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Yen in millions
	For the six months ended September 30
	2013	2014

Consolidated net income	¥28,315	¥38,869
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	18,665	31,461
Net unrealized gains and losses on securities	595	1,364
Net gains and losses on derivative instruments	(159)	(191)
Pension liability adjustments	80	109
Total other comprehensive income (loss)	19,181	32,743
Total comprehensive income (loss)	47,496	71,612
Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,923)	(2,109)
Comprehensive income (loss) attributable to Nidec Corporation	¥45,573	¥69,503

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions
	For the three months ended September 30
	2013	2014

Net sales	¥218,358	¥249,323
Operating expenses:
Cost of products sold	168,337	189,192
Selling, general and administrative expenses	19,028	21,605
Research and development expenses	9,703	11,402
	197,068	222,199
Operating income	21,290	27,124
Other income (expense):
Interest and dividend income	604	559
Interest expense	(367)	(344)
Foreign exchange (loss) gain, net	(322)	761
(Loss) gain on marketable securities, net	(5)	6
Other, net	(125)	(786)
	(215)	196
Income before income taxes	21,075	27,320
Income taxes	(6,446)	(7,097)
Equity in net (loss) income of affiliated companies	(23)	13
Consolidated net income	14,606	20,236
Less: Net income attributable to noncontrolling interests	(849)	(944)
Net income attributable to Nidec Corporation	¥13,757	¥19,292

	Yen
Per share data:
Net income attributable to Nidec Corporation
Basic	¥51.26	¥69.95
Diluted	47.85	65.61
Cash dividends paid	-	-

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Yen in millions
	For the three months ended September 30
	2013	2014

Consolidated net income	¥14,606	¥20,236
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(1,730)	40,149
Net unrealized gains and losses on securities	125	683
Net gains and losses on derivative instruments	173	(383)
Pension liability adjustments	(8)	127
Total other comprehensive income (loss)	(1,440)	40,576
Total comprehensive income (loss)	13,166	60,812
Less: Comprehensive (income) loss attributable to noncontrolling interests	(844)	(1,574)
Comprehensive income (loss) attributable to Nidec Corporation	¥12,322	¥59,238

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions
	For the six months ended September 30
	2013	2014

Cash flows from operating activities:
Consolidated net income	¥28,315	¥38,869
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,648	25,073
Gain from marketable securities, net	(238)	(6)
Loss (gain) on sales, disposal or impairment of property, plant and equipment	289	(264)
Deferred income taxes	1,289	3,100
Equity in net loss (income) of affiliated companies	16	(17)
Foreign currency adjustments	(1,955)	441
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(9,063)	(13,213)
Increase in inventories	(2,838)	(17,094)
Increase in notes and accounts payable	6,515	5,963
Increase in accrued income taxes	4,449	837
Other	(3,901)	(2,137)
Net cash provided by operating activities	45,526	41,552

Cash flows from investing activities:
Additions to property, plant and equipment	(20,606)	(24,522)
Proceeds from sales of property, plant and equipment	2,237	1,644
Insurance proceeds related to property, plant and equipment damaged in flood	2,584	-
Proceeds from sales or redemption of marketable securities	1,039	14
Other	(2,394)	(267)
Net cash used in investing activities	(17,140)	(23,131)

Cash flows from financing activities:
Increase in short-term borrowings	17,074	23,126
Repayments of long-term debt	(16,361)	(18,510)
Redemption of corporate bonds	(4,250)	-
Purchases of treasury stock	(2,714)	(30)
Dividends paid to shareholders of Nidec Corporation	(5,387)	(7,585)
Dividends paid to noncontrolling interests	(442)	(314)
Other	(215)	(174)
Net cash used in financing activities	(12,295)	(3,487)

Effect of exchange rate changes on cash and cash equivalents	7,378	14,604
Net increase in cash and cash equivalents	23,469	29,538
Cash and cash equivalents at beginning of period	193,420	247,740
Cash and cash equivalents at end of period	¥216,889	¥277,278

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim consolidated financial statements of NIDEC Corporation (the "Company", and together with its consolidated subsidiaries, "NIDEC") have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The interim consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair statement of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the six months ended September 30, 2014 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2014, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2014, included on Form 20-F.

Certain reclassifications in the consolidated statements of cash flows for the six months ended September 30, 2013 have been made to conform to the presentation used for the six months ended September 30, 2014.

In addition, NIDEC is currently evaluating the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Nidec Sankyo CMI Corporation (formerly Mitsubishi Materials C.M.I. Corporation) and Nidec Elesys Corporation (formerly Honda Elesys Co., Ltd.). These assets and liabilities have been recorded on its consolidated balance sheet based on preliminary management estimation as of September 30, 2014. NIDEC continues to gather information to evaluate primarily property, plant and equipment and intangible assets that NIDEC has acquired.

2. New accounting pronouncements:

Accounting Changes

As of April 1, 2014, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 740 “Income Taxes” updated by Accounting Standards Update (ASU) No. 2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed by the taxing authority. In situations where a net operating loss carry forward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the applicable jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This standard is provision for disclosure. The adoption of this standard did not have any impact on NIDEC’s consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

Recent Accounting Pronouncements to be adopted in future periods

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held for sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. ASU 2014-08 is effective for annual and interim periods beginning after December 15, 2014. Early adoption is permitted. The impact of the adoption of ASU 2014-08 on NIDEC's consolidated financial position, results of operations and liquidity will depend on, and may be significant depending on, the size and nature of any future disposal.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)" Under the new standard, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should recognize revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer, and the transaction price should be allocated to performance obligation in the contract. The new standard also requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 is effective for annual and interim periods beginning after December 15, 2016. Early application is not permitted. NIDEC is currently evaluating the potential impact from adopting ASU 2014-09 on its consolidated financial position, results of operations and liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

3. Goodwill and other intangible assets

The changes in the carrying amount of goodwill for the six months ended September 30, 2014 are as follows:

Yen in millions
Balance as of April 1, 2014
Goodwill	¥154,927

Translation adjustments and Others	2,749

Balance as of September 30, 2014
Goodwill	¥157,676

Intangible assets subject to amortization are summarized as follows:

	Yen in millions
	March 31, 2014
	Gross carrying amounts	Accumulated amortization	Carrying amounts
Proprietary technology	¥11,671	¥2,535	¥9,136
Customer relationships	48,157	9,626	38,531
Software	18,001	8,625	9,376
Other	6,988	3,345	3,643
Total	¥84,817	¥24,131	¥60,686

	Yen in millions
	September 30, 2014
	Gross carrying amounts	Accumulated amortization	Carrying amounts
Proprietary technology	¥11,584	¥2,940	¥8,644
Customer relationships	50,198	11,488	38,710
Software	19,609	9,649	9,960
Other	7,108	3,554	3,554
Total	¥88,499	¥27,631	¥60,868

Total amortization of intangible assets for the years ended March 31, 2014 and for the six months ended September 30, 2014 amounted to ¥6,377 million and ¥3,102 million, respectively.

Total indefinite lived intangible assets amounted to ¥7,920 million and ¥8,281 million as of March 31 and September 30, 2014, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

4. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2014
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,652	¥6,731	¥0	¥14,383

Held-to-maturity
Japanese government debt securities	400	2	-	402
	¥8,052	¥6,733	¥0	¥14,785

Securities not practicable to estimate fair value
Equity securities	¥1,654

	Yen in millions
	September 30, 2014
	Cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale
Equity securities	¥7,648	¥8,799	¥0	¥16,447

Held-to-maturity
Japanese government debt securities	400	2	-	402
	¥8,048	¥8,801	¥0	¥16,849

Securities not practicable to estimate fair value
Equity securities	¥1,685

The net unrealized gain from available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, increased by ¥1,347 million during the six months ended September 30, 2014, and increased by ¥2,998 million during the year ended March 31, 2014.

Proceeds from sale or redemption of marketable securities were ¥494 million and ¥14 million for the three months ended September 30, 2013 and 2014, respectively. On those sales, gross realized gains were ¥4 million and ¥6 million and gross realized losses were ¥10 million and ¥0 million for the three months ended September 30, 2013 and 2014, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

Proceeds from sale or redemption of marketable securities were ¥1,039 million and ¥14 million for the six months ended September 30, 2013 and 2014, respectively. On those sales, gross realized gains were ¥235 million and ¥6 million and gross realized losses were ¥10 million and ¥0 million for the six months ended September 30, 2013 and 2014, respectively.

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” The securities issued by various non-public companies are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is assessed to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized as a realized loss for the reporting period which the assessment is made.

The following tables present the gross unrealized losses on, and fair value of, NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

	Yen in millions
	March 31, 2014
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥0	¥0	¥1	¥0

	Yen in millions
	September 30, 2014
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥14	¥0	¥0	¥0

NIDEC presumes the value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, NIDEC presumes a decline in value of debt and equity securities is other-than-temporary if the fair value is significantly below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. However, even if a fair value is not significantly less than the original cost, the value of investment securities is impaired when specific factors indicate the decline in the fair value is other-than-temporary.

As of September 30, 2014 and March 31, 2014, held-to-maturity securities of ¥400 million and ¥400 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

5. Equity:

A summary of the changes in equity in the consolidated balance sheet for the six months ended September 30, 2013 and 2014 was as follows:

	Yen in millions
	Nidec Corporation total	Noncontrolling interests	Total equity
For the six months ended September 30, 2013:
Balance at March 31, 2013	¥415,653	¥38,164	¥453,817
Comprehensive income (loss):
Net income	27,103	1,212	28,315
Other comprehensive income (loss):
Foreign currency translation adjustments	17,920	745	18,665
Net unrealized gains and losses on securities	623	(28)	595
Net gains and losses on derivative instruments	(159)	-	(159)
Pension liability adjustments	86	(6)	80
Total other comprehensive income (loss)	18,470	711	19,181
Total comprehensive income (loss)	45,573	1,923	47,496
Purchase of treasury stock	(2,714)	-	(2,714)
Dividends paid to shareholders of Nidec Corporation	(5,387)	-	(5,387)
Dividends paid to noncontrolling interests	-	(442)	(442)
Capital transaction with consolidated subsidiaries and other	26	(100)	(74)
Balance at September 30, 2013	¥453,151	¥39,545	¥492,696

For the six months ended September 30, 2014:
Balance at March 31, 2014	¥518,101	¥22,804	¥540,905
Comprehensive income (loss):
Net income	37,209	1,660	38,869
Other comprehensive income (loss):
Foreign currency translation adjustments	31,014	447	31,461
Net unrealized gains and losses on securities	1,347	17	1,364
Net gains and losses on derivative instruments	(191)	-	(191)
Pension liability adjustments	124	(15)	109
Total other comprehensive income (loss)	32,294	449	32,743
Total comprehensive income (loss)	69,503	2,109	71,612
Purchase of treasury stock	(30)	-	(30)
Dividends paid to shareholders of Nidec Corporation	(7,585)	-	(7,585)
Dividends paid to noncontrolling interests	-	(314)	(314)
Capital transaction with consolidated subsidiaries and other	(207)	(52)	(259)
Balance at September 30, 2014	¥579,782	¥24,547	¥604,329

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

6. Other Comprehensive Income (Loss):

The changes in accumulated other comprehensive income (loss) by component are as follows:

	Yen in Millions
	Foreign currency translation adjustments	Unrealized gains (losses) from securities	Gains (losses) from derivative instruments	Pension liability adjustments	Total
For the six months ended September 30, 2013:
Balance at March 31, 2013	12,636	1,187	242	(1,112)	12,953
Other comprehensive income (loss) before reclassifications	17,920	767	(145)	92	18,634
Amounts reclassified from accumulated other comprehensive income (loss)	-	(144)	(14)	(6)	(164)
Net change during the current period other comprehensive income (loss)	17,920	623	(159)	86	18,470
Balance at September 30, 2013	30,556	1,810	83	(1,026)	31,423

For the six months ended September 30, 2014:
Balance at March 31, 2014	54,539	4,185	(24)	(324)	58,376
Other comprehensive income (loss) before reclassifications	30,958	1,351	(111)	159	32,357
Amounts reclassified from accumulated other comprehensive income (loss)	56	(4)	(80)	(35)	(63)
Net change during the current period other comprehensive income (loss)	31,014	1,347	(191)	124	32,294
Balance at September 30, 2014	85,553	5,532	(215)	(200)	90,670

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

Reclassification out of accumulated other comprehensive income (loss) are as follows:

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the six months ended September 30, 2013:
Unrealized gains (losses) from securities	(225)	Gain from marketable securities, net
	81	Income taxes
	(144)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(144)	Net income attributable to Nidec Corporation

Gains (losses) from derivative instruments	(23)	Cost of products sold, Interest expense
	9	Income taxes
	(14)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(14)	Net income attributable to Nidec Corporation

Pension liability adjustments	(20)	*2
	8	Income taxes
	(12)	Consolidated net income
	6	Net income attributable to noncontrolling interests
	(6)	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	(164)

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the six months ended September 30, 2014:
Foreign currency translation adjustments	56	Other, net
	-	Income taxes
	56	Consolidated net income
	-	Net income attributable to noncontrolling interests
	56	Net income attributable to Nidec Corporation

Unrealized gains (losses) from securities	(6)	Gain from marketable securities, net
	2	Income taxes
	(4)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(4)	Net income attributable to Nidec Corporation

Gains (losses) from derivative instruments	(129)	Cost of products sold, Interest expense
	49	Income taxes
	(80)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(80)	Net income attributable to Nidec Corporation

Pension liability adjustments	(81)	*2
	31	Income taxes
	(50)	Consolidated net income
	15	Net income attributable to noncontrolling interests
	(35)	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	(63)

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the three months ended September 30, 2013:
Unrealized gains (losses) from securities	6	Gain from marketable securities, net
	(2)	Income taxes
	4	Consolidated net income
	-	Net income attributable to noncontrolling interests
	4	Net income attributable to Nidec Corporation

Gains (losses) from derivative instruments	(18)	Cost of products sold, Interest expense
	7	Income taxes
	(11)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(11)	Net income attributable to Nidec Corporation

Pension liability adjustments	(6)	*2
	2	Income taxes
	(4)	Consolidated net income
	4	Net income attributable to noncontrolling interests
	(0)	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	(7)

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the three months ended September 30, 2014:
Foreign currency translation adjustments	-	Other, net
	-	Income taxes
	-	Consolidated net income
	-	Net income attributable to noncontrolling interests
	-	Net income attributable to Nidec Corporation

Unrealized gains (losses) from securities	(6)	Gain from marketable securities, net
	2	Income taxes
	(4)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(4)	Net income attributable to Nidec Corporation

Gains (losses) from derivative instruments	(34)	Cost of products sold, Interest expense
	13	Income taxes
	(21)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(21)	Net income attributable to Nidec Corporation

Pension liability adjustments	(52)	*2
	21	Income taxes
	(31)	Consolidated net income
	15	Net income attributable to noncontrolling interests
	(16)	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	(41)

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

7. Current portion of long-term debt:

Detail of euro yen denominated zero coupon convertible bonds (the “Euro Yen Convertible Bonds”) due 2015 is as follows;

	Yen in millions
	March 31, 2014	September 30, 2014
Principal amount	¥95,750	¥95,750
Unamortized premium	141	93
Total	¥95,891	¥95,843

The Euro Yen Convertible Bonds with Stock Acquisition Rights due 2015, which are listed at Singapore Stock Exchange, were issued on September 21, 2010, and are redeemable at 100% of principal amount on September 18, 2015 (maturity date). With respect to stock acquisition rights, the conversion price per share was ¥5,313 and the number of convertible shares is 18,021,833 as of September 30, 2014. The bonds are included in the calculation of diluted earnings per share as their impact is dilutive.

The bonds were reclassified from Long-term debt to Current portion of long-term debt, since the bonds will be redeemed at maturity within one year.

On April 1, 2014, the Company completed a two-for-one stock split. As a result, the conversion price of the Company’s Euro Yen Convertible Bonds with Stock Acquisition Rights due 2015 is adjusted from ¥10,626 to ¥5,313 and the number of convertible shares is changed from 9,010,916 to 18,021,833, pursuant to the Terms and Conditions of the Bonds set forth in the Offering Circular.

NIDEC was not required to bifurcate any of the embedded features contained in the bonds for accounting purposes.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

8. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the six months ended September 30, 2013 and 2014 were as follows:

	Yen in millions
	For the six months ended September 30
	2013	2014
Net periodic pension cost for defined benefit plans:
Service cost	¥625	¥790
Interest cost	465	601
Expected return on plan assets	(357)	(494)
Amortization of net actuarial loss	59	53
Amortization of prior service credit	(79)	(86)
Net periodic pension cost for defined benefit plans	713	864
Cost for multiemployer pension plans	84	86
Cost for defined contribution plans	¥1,140	¥1,245

The amounts of net periodic benefit cost in pension and severance plans for the three months ended September 30, 2013 and 2014 were as follows:

	Yen in millions
	For the three months ended September 30
	2013	2014
Net periodic pension cost for defined benefit plans:
Service cost	¥320	¥414
Interest cost	237	282
Expected return on plan assets	(179)	(269)
Amortization of net actuarial loss	21	15
Amortization of prior service credit	(40)	(47)
Net periodic pension cost for defined benefit plans	359	395
Cost for multiemployer pension plans	40	43
Cost for defined contribution plans	¥554	¥579

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

9. Earnings per share:

The table below sets forth a reconciliation of the differences between basic and diluted net income attributable to Nidec Corporation per share for the six months ended September 30, 2013 and 2014:

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the six months ended September 30, 2013:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥27,103	268,360	¥100.99
Effect of dilutive securities: Zero coupon convertible bonds	(35)	18,778
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥27,068	287,138	¥94.27
For the six months ended September 30, 2014:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥37,209	275,802	¥134.91
Effect of dilutive securities: Zero coupon convertible bonds	(30)	18,022
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥37,179	293,824	¥126.53

Note: We implemented a two-for-one stock split of our common stock effective April 1, 2014. The previously reported net income attributable to Nidec Corporation per share-basic and net income attributable to Nidec Corporation per share-diluted have been retroactively adjusted to reflect the stock split.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the three months ended September 30, 2013:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥13,757	268,359	¥51.26
Effect of dilutive securities: Zero coupon convertible bonds	(20)	18,735
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥13,737	287,094	¥47.85
For the three months ended September 30, 2014:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥19,292	275,802	¥69.95
Effect of dilutive securities: Zero coupon convertible bonds	(15)	18,022
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥19,277	293,824	¥65.61

Note: We implemented a two-for-one stock split of our common stock effective April 1, 2014. The previously reported net income attributable to Nidec Corporation per share-basic and net income attributable to Nidec Corporation per share-diluted have been retroactively adjusted to reflect the stock split.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

10. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 38.0% and 36.0% for the six months ended September 30, 2013 and 2014. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the Six months ended September 30
	2013	2014
Statutory tax rate	38.0%	36.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(15.4)	(13.2)
Tax on undistributed earnings	2.7	0.9
Valuation allowance	(1.1)	(0.6)
Liabilities for unrecognized tax benefits	1.5	0.3
Other	0.6	2.3
Estimated effective income tax rate	26.3%	25.7%

The effective income tax rate decreased approximately 0.6 percentage points from 26.3% for the six months ended September 30, 2013 to 25.7% for the six months ended September 30, 2014. This was mainly due to a decrease in tax on undistributed earnings and liabilities for unrecognized tax benefits. The main reason for the increase in tax rate of other was that NIDEC elected to change how NIDEC accounts for foreign tax on NIDEC’s Japanese tax return. Historically, foreign taxes were recognized as a credit, but in the current fiscal year, NIDEC elected to treat the amount as a deductible expense. Tax benefit in foreign subsidiaries primarily related to taxable income sourced from foreign subsidiaries mainly in Thailand and the Philippines.

11. Contingencies:

NIDEC has guaranteed approximately ¥56 million of bank loans for employees in connection with their housing costs at September 30, 2014. If an employee defaults on his/her loan payments, NIDEC would be liable under the guarantee. The maximum undiscounted amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥56 million. The current carrying amount of the liabilities for NIDEC’s obligations under the guarantee is zero because it is not possible to estimate the amount of loss from employee's defaults or range of the possible loss at this time.

NIDEC is contingently liable under bid bonds, advance payment bonds, performance bonds, warranty bonds and payment bonds, totaling ¥8,589 million as of September 30, 2014, primarily for guarantees of our performance on projects currently in execution or under warranty. No material claims have been made against guarantees, and based on our past experience and current expectations, NIDEC does not anticipate any material claims.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

12. Derivatives:

NIDEC manages the exposures to fluctuations in foreign exchange rate, interest rate and commodity prices through the use of derivative financial instruments which include foreign exchange forward contracts, currency option contracts, interest rate swap agreements and commodity future contracts. NIDEC does not hold derivative financial instruments for trading purposes. NIDEC is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered to be mitigated by the high credit rating of the counterparties.

Cash flow hedges

NIDEC uses foreign exchange forward contracts, interest rate swap agreements and commodity future contracts designated as cash flow hedges to protect against a portion of foreign exchange rate risks, interest rate risks and commodity prices risks inherent in its forecasted transactions related to purchase commitments.

Derivatives not designated as hedges

NIDEC is unable or has elected not to apply hedge accounting to some of these derivatives from time to time. The changes in the fair value of these contracts are recorded in “Other income (expense)”.

The contractual amounts outstanding of derivative instruments

Derivatives designated as cash flow hedges are as follows:

	Yen in millions
	March 31, 2014	September 30, 2014
Foreign exchange forward contracts	¥9,736	¥20,359
Interest rate swap agreements	20,587	13,681
Commodity futures	4,610	4,022

Derivatives not designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2014	September 30, 2014
Foreign exchange forward contracts	¥1,800	¥1,577
Currency option contracts	53	53

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

Fair values of derivative instruments

Derivatives designated as cash flow hedges are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions
		March 31, 2014	September 30, 2014
Foreign exchange forward contracts	Other current assets	¥271	¥3
Commodity futures	Other current assets	-	10

		Liability Derivatives
	Balance sheet location	Yen in millions
		March 31, 2014	September 30, 2014
Foreign exchange forward contracts	Other current liabilities	¥1	¥131
Interest rate swap agreements	Other current liabilities	31	18
Commodity futures	Other current liabilities	239	192

Derivatives not designated as hedging instruments are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions
		March 31, 2014	September 30, 2014
Foreign exchange forward contracts	Other current assets	¥4	-
Currency option contracts	Other current assets	7	7

		Liability Derivatives
	Balance sheet location	Yen in millions
		March 31, 2014	September 30, 2014
Foreign exchange forward contracts	Other current liabilities	-	¥95

The effect of derivative instruments on the consolidated statements of income for the six months ended September 30, 2013 and 2014

Derivatives designated as cash flow hedges are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions
	For the six months ended September 30
	2013	2014
Foreign exchange forward contracts	¥(234)	¥(251)
Interest rate swap agreements	1	5
Commodity futures	74	55

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions
		For the six months ended September 30
		2013	2014
Foreign exchange forward contracts	Cost of sales	¥155	¥114
Interest rate swap agreements	Interest expense	(6)	(5)
Commodity futures	Cost of sales	(135)	(29)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the six months ended September 30, 2014.

A net loss of ¥130 million in accumulated other comprehensive income at September 30, 2014 is expected to be reclassified into earnings within the next 12 months.

As of September 30, 2014, the maximum length of time over which NIDEC hedged its exposure to variability in future cash flows for forecasted transactions was approximately 23 months.

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions
		For the six months ended September 30
		2013	2014
Foreign exchange forward contracts	Foreign exchange gain (loss), net	¥17	¥(140)
Currency option contracts	Foreign exchange gain (loss), net	11	(1)

The effect of derivative instruments on the consolidated statements of income for the three months ended September 30, 2013 and 2014

Derivatives designated as cash flow hedges are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions
	For the three months ended September 30
	2013	2014
Foreign exchange forward contracts	¥(36)	¥(272)
Interest rate swap agreements	(9)	5
Commodity futures	218	(116)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions
		For the three months ended September 30
		2013	2014
Foreign exchange forward contracts	Cost of sales	¥80	¥34
Interest rate swap agreements	Interest expense	(14)	(2)
Commodity futures	Cost of sales	(55)	(11)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the three months ended September 30, 2014.

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions
		For the three months ended September 30
		2013	2014
Foreign exchange forward contracts	Foreign exchange gain (loss), net	¥13	¥(119)
Currency option contracts	Foreign exchange gain (loss), net	3	(0)

13. Fair Value:

Under Statement of ASC 820, “Fair Value Measurements and Disclosures”, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect NIDEC’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs (other than quoted prices) that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

Level 3 inputs are unobservable inputs for the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and liabilities that are measured at Fair Value on a Recurring Basis:

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by ASC 820, on a recurring basis.

	Yen in millions
	Fair Value at March 31, 2014	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	¥14,383	¥14,383	-	-
Derivatives	282	-	282	-
Total assets:	¥14,665	¥14,383	¥282	-
Liabilities:
Derivatives	¥271	¥239	¥32	-

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	September 30, 2014	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥16,447	¥16,447	-	-
Derivatives	20	10	10	-
Total assets:	¥16,467	¥16,457	¥10	-
Liabilities:
Derivatives	¥436	¥192	¥244	-

Level 1 securities and derivatives including commodity futures are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 derivatives including foreign exchange contracts are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates, and interest rates.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

Fair value of financial instruments:

The carrying amount and estimated fair value of NIDEC’s financial instruments, excluding those disclosed elsewhere, are summarized as follows:

	Yen in millions
	March 31, 2014
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥247,740	¥247,740
Short-term investments	2,344	2,344
Long-term investments	83	82
Short-term loan receivable	157	157
Long-term loan receivable	48	50
Short-term borrowings	(22,600)	(22,600)
Long-term debt including the current portion and excluding capital lease obligation and bonds	(77,804)	(77,486)
Bonds including the current portion	¥(245,991)	¥(271,853)

	Yen in millions
	September 30, 2014
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥277,278	¥277,278
Short-term investments	0	0
Long-term investments	126	126
Short-term loan receivable	165	165
Long-term loan receivable	42	43
Short-term borrowings	(46,916)	(46,916)
Long-term debt including the current portion and excluding capital lease obligation and bonds	(61,443)	(61,214)
Bonds including the current portion	¥ (245,843)	¥ (285,141)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments, short-term loans receivable and short-term borrowings: In the normal course of business, substantially all cash and cash equivalents, short-term investments (time deposits), short-term loans receivable and short-term borrowings are highly liquid and are carried at amounts that approximate fair value.

Long-term investments: NIDEC’s long-term investments are time deposits which are due over one year from September 30, 2014 to original maturity and are classified as Level 2 instruments. The fair value of long-term investments was estimated by discounting expected future cash flows.

Long-term loan receivable: NIDEC’s long-term loan receivable instruments are classified as Level 2 instruments. The fair value of long-term loans was estimated by discounting expected future cash flows.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

Long-term debt: NIDEC’s long-term debt instruments are classified as Level 2 instruments. The fair value of long-term bank loans (including the current portion and excluding the capital lease obligation and bonds) was estimated based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

Bonds: NIDEC’s bonds instruments are classified as Level 2 instruments. The fair value of bonds issued by NIDEC was estimated based on their market price that are not active other than quoted prices.

Carrying amounts of “trade notes and accounts receivable” and “trade notes and accounts payable” approximate fair value because of the short maturity of these instruments. The table described above excludes these financial instruments.

14. Segment data:

(1) Enterprise-wide information

The following table provides product information for the six months ended September 30, 2013 and 2014:

	Yen in millions
	For the six months ended September 30
	2013	2014
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥92,427	¥93,433
Other small precision motors	88,028	96,875
Sub-total	180,455	190,308
Automotive, appliance, commercial and industrial products	164,048	218,378
Machinery	43,717	45,022
Electronic and optical components	37,429	32,499
Others	3,985	3,304
Consolidated total	¥429,634	¥489,511

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

The following table provides product information for the three months ended September 30, 2013 and 2014:

	Yen in millions
	For the three months ended September 30
	2013	2014
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥45,829	¥47,593
Other small precision motors	46,811	52,826
Sub-total	92,640	100,419
Automotive, appliance, commercial and industrial products	79,984	108,134
Machinery	23,788	22,743
Electronic and optical components	19,918	16,330
Others	2,028	1,697
Consolidated total	¥218,358	¥249,323

(2) Operating segment information

The operating segments reported below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by NIDEC’s chief operating decision maker. NIDEC’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to segments.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, DC motors, fans, and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its automotive products business.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produce and sell hard disk drive motors.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, automotive products and electronic parts. This segment also includes Nidec Sankyo CMI, which was newly consolidated for the three months ended March 31, 2014.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive products.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec US Holdings Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products. One of the subsidiaries previously reported as part of this segment has been transferred to the Nidec Motors & Actuators segment for the six months ended September 30, 2014. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators(Germany) GmbH in Germany, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell automotive products. One of the subsidiaries previously reported as part of the Nidec Motor segment has been transferred into this segment for the six months ended September 30, 2014. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immaterialities.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

NIDEC evaluates performance based on segmental operating income or loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K.), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management, and the principal differences that affect segmental operating income or loss are accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that the monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The following tables show net sales to external customers and other financial information by operating segment for the six months ended September 30, 2013 and 2014, respectively:

Business segment

	Yen in millions
	For the six months ended September 30
	2013	2014
Net sales to external customers:
Nidec Corporation	¥13,524	¥14,083
Nidec Electronics (Thailand)	35,149	32,896
Nidec (Zhejiang)	10,727	6,721
Nidec (Dalian)	1,001	599
Nidec Singapore	27,532	29,994
Nidec (H.K.)	33,203	39,552
Nidec Philippines	9,281	10,136
Nidec Sankyo	46,720	60,556
Nidec Copal	24,852	20,050
Nidec Tosok	15,728	21,365
Nidec Copal Electronics	15,600	16,683
Nidec Techno Motor	23,695	28,930
Nidec Motor	84,660	94,268
Nidec Motors & Actuators	32,608	37,742
All Others	54,730	76,760
Total	429,010	490,335
Adjustments*1	624	(824)
Consolidated total	¥429,634	¥489,511

*1 US GAAP adjustments related to the differences of revenue recognition between recognition at the time of shipment and at the time of customer receipt are main components of Adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

Business segment

	Yen in millions
	For the three months ended September 30
	2013	2014
Net sales to external customers:
Nidec Corporation	¥6,736	¥7,428
Nidec Electronics (Thailand)	17,243	17,204
Nidec (Zhejiang)	4,725	3,225
Nidec (Dalian)	534	275
Nidec Singapore	13,589	15,338
Nidec (H.K.)	17,726	20,810
Nidec Philippines	4,964	5,135
Nidec Sankyo	24,839	34,188
Nidec Copal	13,364	10,017
Nidec Tosok	8,409	10,538
Nidec Copal Electronics	7,899	8,380
Nidec Techno Motor	10,642	12,978
Nidec Motor	41,228	47,885
Nidec Motors & Actuators	16,556	18,393
All Others	27,714	38,530
Total	216,168	250,324
Adjustments*1	2,190	(1,001)
Consolidated total	¥218,358	¥249,323

*1 US GAAP adjustments related to the differences of revenue recognition between recognition at the time of shipment and at the time of customer receipt are main components of Adjustments.

	Yen in millions
	For the six months ended September 30
	2013	2014
Net sales to other operating segments:
Nidec Corporation	¥66,157	¥71,139
Nidec Electronics (Thailand)	20,909	23,524
Nidec (Zhejiang)	2,128	3,483
Nidec (Dalian)	5,189	3,465
Nidec Singapore	400	350
Nidec (H.K.)	660	669
Nidec Philippines	14,597	14,423
Nidec Sankyo	123	166
Nidec Copal	1,147	1,141
Nidec Tosok	92	64
Nidec Copal Electronics	4	6
Nidec Techno Motor	1,927	2,278
Nidec Motor	28	72
Nidec Motors & Actuators	10,604	10,342
All Others	35,091	42,428
Total	159,056	173,550
Intersegment elimination	¥(159,056)	¥(173,550)
Consolidated total	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

	Yen in millions
	For the three months ended September 30
	2013	2014
Net sales to other operating segments:
Nidec Corporation	¥33,434	¥36,610
Nidec Electronics (Thailand)	10,819	12,004
Nidec (Zhejiang)	1,076	1,862
Nidec (Dalian)	2,746	1,757
Nidec Singapore	229	182
Nidec (H.K.)	232	325
Nidec Philippines	7,252	7,613
Nidec Sankyo	62	97
Nidec Copal	635	583
Nidec Tosok	43	28
Nidec Copal Electronics	3	3
Nidec Techno Motor	1,017	1,252
Nidec Motor	10	41
Nidec Motors & Actuators	5,118	5,349
All Others	18,293	22,725
Total	80,969	90,431
Intersegment elimination	¥(80,969)	¥(90,431)
Consolidated total	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

	Yen in millions
	For the six months ended September 30
	2013	2014
Operating income or loss:
Nidec Corporation	¥112	¥1,717
Nidec Electronics (Thailand)	6,481	6,941
Nidec (Zhejiang)	451	170
Nidec (Dalian)	156	(19)
Nidec Singapore	333	502
Nidec (H.K.)	188	254
Nidec Philippines	3,623	2,540
Nidec Sankyo	4,310	5,273
Nidec Copal	(561)	(33)
Nidec Tosok	859	1,964
Nidec Copal Electronics	2,591	3,211
Nidec Techno Motor	2,728	4,020
Nidec Motor	4,189	6,134
Nidec Motors & Actuators	3,273	3,475
All Others	9,168	13,765
Total	37,901	49,914

Reclassification *1	925	1,985
U.S. GAAP adjustments and Others *2	(157)	(1,062)
Consolidation adjustments mainly related to elimination of intersegment income or loss	668	1,839
Consolidated total	¥39,337	¥52,676

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). The main reclassification is income or loss from sales or disposals of fixed assets for the six months ended September 30, 2013 and 2014.

*2 Others is mainly from the amortization of identifiable intangible assets related to business combinations for the six months ended September 30, 2013 and 2014.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

	Yen in millions
	For the three months ended September 30
	2013	2014
Operating income or loss:
Nidec Corporation	¥196	¥868
Nidec Electronics (Thailand)	3,197	3,478
Nidec (Zhejiang)	242	141
Nidec (Dalian)	170	(21)
Nidec Singapore	173	220
Nidec (H.K.)	156	128
Nidec Philippines	1,971	1,395
Nidec Sankyo	2,420	2,609
Nidec Copal	27	230
Nidec Tosok	550	1,075
Nidec Copal Electronics	1,329	1,626
Nidec Techno Motor	1,060	1,706
Nidec Motor	2,071	3,133
Nidec Motors & Actuators	1,344	1,693
All Others	4,583	7,576
Total	19,489	25,857

Reclassification *1	521	917
U.S. GAAP adjustments and Others *2	388	(645)
Consolidation adjustments mainly related to elimination of intersegment income or loss	892	995
Consolidated total	¥21,290	¥27,124

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). The main reclassification is income or loss from sales or disposals of fixed assets for the three months ended September 30, 2013 and 2014.

*2 Others is mainly from the amortization of identifiable intangible assets related to business combinations for the three months ended September 30, 2013 and 2014.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

15. Subsequent events

Dividends for the first half of the fiscal year ending March 31, 2015

Subsequent to September 30, 2014, NIDEC’s Board of Directors declared a cash dividend of ¥8,274 million payable on December 1, 2014 to stockholders as of September 30, 2014.

Completion of Share exchange transaction with Nidec Copal Electronics Corporation

On October 1, 2014, NIDEC made the Nidec Copal Electronics Corporation (“NCEL”) a wholly owned subsidiary through a share exchange transaction. NIDEC allocated 3,160,575 shares of its common stock held in treasury to holders of NCEL stock in connection with the share exchange transaction. As a result of the share exchange transaction, NIDEC’s treasury stock decreased ¥8,933 million and NIDEC’s equity interest in NCEL increased from 65.4% to 100%.

Completion of Share exchange transaction with Nidec-Read Corporation

On October 1, 2014, NIDEC made the Nidec-Read Corporation (“NRCJ”) a wholly owned subsidiary through a share exchange transaction. NIDEC allocated 1,421,498 shares of its common stock held in treasury to holders of NRCJ stock in connection with the share exchange transaction. As a result of the share exchange transaction, NIDEC’s treasury stock decreased ¥4,018 million and NIDEC’s equity interest in NRCJ increased from 65.5% to 100%.